Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219
January 25, 2008

By Overnight Delivery and
Facsimile Transmittal

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention:	Carmen Moncada-Terry, Attorney Advisor
Division of Corporation Finance

Re:	Massey Energy Company
Definitive Proxy Statement on Schedule 14A
Filed April 19, 2007
File No. 001-07775

Dear Ms. Moncada-Terry:

As Vice President and Corporate Secretary of Massey Energy Company, a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Don L. Blankenship, Chairman, President and Chief Executive Officer, dated January 11, 2008 (the “Commission Comment Letter”).  This letter supplements the Company’s response letter to the Staff dated October 19, 2007 (the “October Response Letter”).  When used in this letter, the “Company,” “we,” “us,” and “our” refer to Massey Energy Company.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

The Company confirms that it intends for its responses to the Staff’s comments, as set forth below, to appear in future filings, as such circumstances warrant.  In order to explain to the Staff how the Company intends to comply in future filings, assuming circumstances warrant, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent modifications to the current disclosures in the Company’s Definitive Proxy Statement on Schedule 14A

Securities and Exchange Commission
January 25, 2008

filed on April 19, 2007 (the “2007 Proxy Statement”) to comply with the Staff’s request regarding the Company’s future filings.

Annual Incentive Program, page 20

1.
We note your response to our prior comments 7 and 12.  Although the targets for 2006 were not met, you indicate that some of the named executive officers were awarded a discretionary bonus based on individual performance.  Please specify the aspects of such named executive officers’ individual performance that were considered in awarding the bonuses.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings to the extent the Compensation Committee awards discretionary bonuses to its named executive officers based on individual performance, the Compensation Discussion and Analysis section of the proxy statement will specify the aspects of individual performance that were considered in awarding any discretionary bonuses if particular factors are explicitly identified, which the Compensation Committee recognizes is preferable.  If particular factors are not explicitly identified in future filings (as was the case with respect to the 2007 Proxy Statement), the Company will supplement the disclosure it previously submitted to the Staff in response to Comments 7 and 12 of the October Response Letter.  If the Company were to have included this information in its 2007 Proxy Statement, the following additional disclosure in addition to the disclosure provided in the October Response Letter would have been provided:

“The discretionary component of the annual cash bonus is meant to give the Compensation Committee the ability to recognize and acknowledge the value and contributions of an award recipient apart from company-wide or specific performance measures. This provides the Compensation Committee with a useful mechanism to convey its appreciation of a recipient’s individual performance. The Compensation Committee does not apply a set formula in determining the discretionary amount awarded to a named executive officer based on individual performance, but takes into consideration a variety of factors, including, (i) contributions made to the Company’s on-going and future success, (ii) duties and responsibilities undertaken and acted upon, and (iii) management and leadership provided.

***

Upon review of each of Messrs. Phillips, Adkins, Short and Tolbert’s individual performance, the Compensation Committee made the determination that each had made significant contributions to the Company’s on-going and future success, carried out the duties and responsibilities of their respective offices in an exemplary manner, and

Securities and Exchange Commission
January 25, 2008

provided strong management and leadership. The Compensation Committee did not explicitly identify particular factors in making these determinations for each of these individuals, but instead based its assessment on their general knowledge and business judgment. In addition to the foregoing assessment, the Compensation Committee made the determination that each of these individuals should receive two times the discretionary component of their 2006 annual cash bonus award (i) to affirm the job each was doing, (ii) to recognize that factors outside their control unfavorably impacted the individual’s ability to meet the company-wide and specific performance goals, and (iii) to retain them in an extremely competitive environment.”

Long Term Incentive Program, page 23

2.
We note your response to prior comment 9.  In your response, you indicate that the Compensation Committee determined the levels of LTIP compensation based on a variety of factors, including past accomplishments and expected contributions.  Please review your future disclosure to further describe the past accomplishments and expected contributions of each individual named executive officers considered in establishing the LTIP amount for 2006 at the given levels.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will describe the past accomplishments and expected contribution of each individual named executive officer considered in establishing the LTIP amounts if such particular factors are explicitly identified, which the Compensation Committee recognizes is preferable.  If particular factors are not explicitly identified in the future (as was the case with respect to the 2007 Proxy Statement), the Company will amend the disclosure it previously submitted to the Staff in response to Comment 9 of the October Response Letter to delete references to past accomplishments and expected contributions in the following manner:

“The Compensation Committee determined that based upon a variety of factors, including management responsibilities, experience, expertise, tenure and marketability, Messrs. Phillips and Adkins should be placed in an LTIP level with a total targeted 2006 LTIP Award of $675,887 and Messrs. Short and Tolbert should be placed in an LTIP level with a total targeted 2006 LTIP Award of $318,067.  In particular, the Compensation Committee considered the officer’s 2006 performance as described under “Annual Incentive Program” above.  The Compensation Committee also considered the expected contributions of these officers to the accomplishment of our short-term and long-term objectives that are reflected in the targets set for both the Annual Cash Bonus Awards and the long-term cash incentive award.  In addition, in establishing the LTIP amounts for each of these named executive officers, the Compensation Committee also factored in the

Securities and Exchange Commission
January 25, 2008

extremely competitive environment for executive talent in which the Company competes.

Although the Compensation Committee considered all of the foregoing factors, it did not assign a particular weight to each factor. The Compensation Committee set the total targeted 2006 LTIP Award amounts for each individual based upon what it believed to be reasonable and appropriate considering the foregoing assessment, adequate to provide reasonable and appropriate incentives to motivate and retain the individual, and upon the Compensation Committee’s knowledge and experience of the industry and the Company.”

3.
We note your response to prior comment 10.  You assert that disclosure of the earning projections could result in competitive harm because it would offer valuable insight in your expectations regarding future earnings, thereby resulting in your competitors capitalizing from the information by commencing plans to open or shut down mines in your markets and by obtaining insight into future availability of labor.  We note that other information you generally make available to the public can have a similar effect.  Please further elaborate on your argument to explain the basis for believing that the release of the information could have the asserted effects.  Also discuss the reasons for believing that the information you seek to keep confidential is not material to the understanding of your compensation determinations.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, the Company does not believe it is appropriate to disclose the target level of cumulative earnings before interest and taxes established for the 2006-2008 measurement period (the “Confidential Information”).

The Company does not believe that disclosing the Confidential Information is material or necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers.  As previously disclosed on page 25 of the 2007 proxy Statement, the target long-term cash incentive award component of the LTIP awards represents only 21% of the total value of the awards.  The remaining 79% of the LTIP awards are subject only to service-based vesting.  Furthermore, the LTIP awards themselves are but one of several components to one’s target overall compensation (further reducing the materiality of this disclosure).

In addition, once the performance period is over the Company will be required to disclose the target levels of performance that were set at the outset of the performance period in its proxy statement. At such time, the public will have the opportunity to assess the reasonability of the target level of performance based on both expected and actual performance, while at the same time taking into account unplanned or unforeseen events and circumstances that occurred over the course of the performance period.

Securities and Exchange Commission
January 25, 2008

The Company believes that the Confidential Information is confidential in nature and that its disclosure would result in substantial competitive harm to the Company.  Other information regarding the Company’s financial results and expectations that is routinely made public is also routinely made public by the Company’s public competitors, leaving each of the public companies with the same level of information about the other. However, many of the Company’s competitors are privately-held and are not required to disclose such information, giving them a competitive advantage. Releasing information that is not routinely provide by others further weakens the Company’s competitive position as against both its publicly-held and privately-held competitors.

The Company has not divulged, and does not plan to divulge, the Confidential Information to others, and it knows of no other party that would divulge the Confidential Information.  The Confidential Information would not normally be available to the public  if not for the Company being required to disclose it pursuant to the proxy disclosure requirements.  Revealing the Confidential Information contained in the proxy statement could damage and unduly disadvantage the Company by providing competitors valuable insight into the Company’s expectations regarding future earnings (one, two and three years out) from planned and anticipated production and operational results.  Competitors’ behavior could be influenced in any number of ways to gain competitive advantage and conversely disadvantage the Company, e.g. by commencing plans to open or shut down mines in the Company’s markets, by providing insight into future availability of labor, and by providing insight into future availability of supplies and equipment.

Mining is an extremely competitive business and it requires operational planning and economic outlays.  Decisions and commitments must be made today to provide for mining one, two, three and more years out.  By providing Confidential Information to our competitors we potentially strengthen our competitors’ ability to make more fully informed decisions and commitments that are more likely to weaken our competitive position. For example, this disclosure could lead competitors to purchase forward on supplies expected to rise in price or become unavailable because of future demand, to place orders for earth-moving equipment that requires lead-time and is in short supply, and to offer better labor packages to attract workers in an anticipated tight labor market. We believe that the disclosure of the Confidential Information will not only advantage the Company’s competitors and disadvantage the Company but also will be detrimental to the interests of both our present and potential investors by reducing our competitive advantage.

***

Securities and Exchange Commission
January 25, 2008

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-1812.

Sincerely,

/s/ Richard R. Grinnan

Richard R. Grinnan
Vice President and Corporate Secretary

cc:	Mr. David M. Carter
Mr. David I. Meyers